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                             October 6, 2023

       Stephanie Hogue
       Chief Financial Officer
       Mobile Infrastructure Corporation
       30 W. 4th Street
       Cincinnati, OH 45202

                                                        Re: Mobile
Infrastructure Corporation
                                                            Registration
Statement on Form S-11
                                                            Filed September 25,
2023
                                                            File No. 333-274666

       Dear Stephanie Hogue:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-11 filed September 25, 2023

       Prospectus Cover Page, page 1

   1. Please clearly disclose the price at which Color Up, LLC purchased the shares that were then converted into
common stock in connection with the business combination. In addition, when
discussing the Series 2 Convertible Preferred Stock, please clearly disclose the purchase price per
share of common stock into which the preferred stock is
                                                        convertible, including
the common stock issuable as dividends. Please clearly disclose the purchase price
attributable to the common stock issuable in the event of your election to tender shares of common
stock in lieu of cash payments upon redemption by the holders of common units. Also,
please clearly disclose that you are registering for resale the entire amount of common
stock and the potential common stock to be issued upon
                                                        redemption of the
common units held by Color Up, LLC, Manuel Chavez, Stephanie
                                                        Hogue and Jeffrey
Osher. Clearly disclose any impact this could have upon the control, management and
operations of the company.
 Stephanie Hogue
FirstName  LastNameStephanie   Hogue
Mobile Infrastructure Corporation
Comapany
October    NameMobile Infrastructure Corporation
        6, 2023
October
Page 2 6, 2023 Page 2
FirstName LastName
Risks Related to Ownership of Our Securities, page 32

2. Please include an additional risk factor highlighting the negative pressure potential sales of securities pursuant to this registration statement could have on the public trading price of MIC's common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. To the extent applicable, also disclose that even though the current trading price is significantly below the SPAC IPO price, the selling securityholders have an incentive to sell because they will still profit on sales because of the lower price at which they purchased their shares as compared to the public investors.
Management's Discussion and Analysis
Overview, page 58

3. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of MIC   s common stock. Your discussion
should highlight the
         fact that Color Up, LLC, Manuel Chavez, Stephanie Hogue and Jeffrey Osher, beneficial owners of a majority of your outstanding shares on a fully diluted basis, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
Liquidity and Capital Resources, page 68

4. Please revise to disclose the exercise price of the warrant compared to the market price of
         MIC's common stock. If the warrant is out the money, please disclose the likelihood that the warrant holder will not exercise its warrant. Provide similar disclosure in the risk factors section and disclose that cash proceeds associated with the exercise of the warrant are dependent on MIC's stock price. As applicable, describe the impact on your liquidity and update the discussion on the company's ability to fund its operations on a prospective basis with current cash on hand.
5.       In light of the significant number of redemptions and the unlikelihood that the
         company will receive significant proceeds from exercise of the warrant because of the disparity between the exercise price of the warrant and the current trading price of MIC's common stock, please expand your discussion of material cash requirements to address
         any changes in the company   s liquidity position since the business
combination. If the
         company is likely to have to seek additional capital, discuss the effect of this offering on
         the company   s ability to raise additional capital.
6. We note your disclosure that if you do not meet your operating plan as expected, you will be required to reduce corporate overhead or other operating expenses. We also note that your projected revenues for 2022 and 2023 were approximately $31 million and $35.8 million, respectively, as set forth in the unaudited financial information Legacy MIC management prepared and provided to the Legacy MIC board and the FWAC board in
 Stephanie Hogue
Mobile Infrastructure Corporation
October 6, 2023
Page 3
       connection with the evaluation of the business combination. Finally, we note that actual revenues for the year ended December 31, 2022 and the six months ended June 30, 2023 were approximately $29 million and $14 million respectively. It appears that you missed your 2022 revenue projection and that you will miss your 2023 revenue projection
       (assuming revenues are earned ratably throughout the year). Please update your disclosure here, and elsewhere as appropriate, to provide updated information about the company's financial position and risks to your business operations, liquidity, and intended business objectives in light of these circumstances.
General

7. Please revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrant, and the price that the public securityholders acquired their shares. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price.
       Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any questions.



                                                             Sincerely,
FirstName LastNameStephanie Hogue
                                                             Division of
Corporation Finance
Comapany NameMobile Infrastructure Corporation
                                                             Office of Real
Estate & Construction
October 6, 2023 Page 3
cc:       Hirsh M. Ament, Esq.
FirstName LastName